SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8A

           NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
                      OF THE INVESTMENT COMPANY ACT OF 1940

         The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:   ACP CONTINUUM RETURN FUND II, LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                         1235 Westlakes Drive, Suite 350
                           Berwyn, Pennsylvania 19312

Telephone Number (including area code):     (610) 786-3276

Name and address of agent for service of process:

                                  John H. Grady
                       ACP CONTINUUM RETURN FUND II, LLC
                     1235 Westlake Drive, Suite 350 Berwyn,
                               Pennsylvania 19312


                                    Copy to:
                                Lawrence Stadulis
                           MORGAN, LEWIS & BOCKIUS LLP
                         1111 Pennsylvania Avenue, N.W.
                             Washington, D.C. 20004

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

                  YES [    ]                         NO[ X  ]





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Item 1.  Exact Name of Registrant:
         ACP Continuum Return Fund II, LLC

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation:
         Delaware; January 28, 2002

Item 3. Form of organization of registrant (for example corporation, partnership, trust...)
         Limited Liability Company

Item 4. Classification of registrant (face amount, UIT, or management company) Management Company

Item 5. If registrant is management company:

A - state whether registrant is closed-end company or open-end
         Closed-End
B - state whether registrant is registering as a diversified company or non-diversified
         Non-diversified

Item 6. Name and address of each investment adviser of registrant
        Ascendant Capital Partners LLC
        1235 Westlakes Drive, Suite 350
        Berwyn, PA 19312

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director:
         Unless otherwise stated the address of each director and officer shall be 1235 Westlakes Drive, Suite 350 Berwyn, PA 19312:

Robert E. Turner, Director
John J. Connors, Director
Stephen J. Kneeley, President
Gary Shugrue, Executive Vice President and Chief Investment Officer John H. Grady, Executive Vice President and Chief Operating Officer Thomas R. Trala, Treasurer and Chief Financial Officer
Diane Drake, Vice President and Secretary
Brian Ferko, Vice President
John Canning, Vice President
Rami Livelsberger, Vice President and Assistant Secretary

Item 8. If registrant is unincorporated investment company not having a board of directors
N/A

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Item 9.
A -State whether registrant is currently issuing and offering its securities directly to the public
No

B-If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter
N/A

C-If the answer to 9a is no and the answer to 9b is not applicable state whether registrant presently proposes to make a public offering of its securities
No

D-State whether registrant has any securities currently issued and outstanding
No

E. If the answer to Item 9d is yes, state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper), and the name of any company owning 10 percent or more of registrant's outstanding voting securities
N/A

Item 10. State the current value of registrants total assets
0

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business...
No

Item 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its security holders if any N/A


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                                    SIGNATURE

         Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Berwyn and Commonwealth of Pennsylvania on the 31st day of January, 2002.


[SEAL]                                      By:  ACP CONTINUUM RETURN
                                                 FUND II, LLC

                                                 By: /s/ John H. Grady
                                                 ---------------------
                                                 Name: John H. Grady
                                                 Title:   Executive Vice
                                                          President and Chief
                                                          Operating Officer


ATTEST:  /s/ Rami N. Livelsberger
         Name: Rami N. Livelsberger
         Title: Vice President and Assistant Secretary